October 9, 2007

PRIVATE AND CONFIDENTIAL

Independent Members of the Board of Directors

Mac-Gray Corporation

c/o Linda A. Serafini, Secretary

404 Wyman Street, Suite 400

Waltham, MA 02451

Dear Independent Members of the Board:

We are writing to follow-up our previous letter to the Board (dated July 9, 2007). That letter outlined our concerns regarding Mac-Gray's growth and capital allocation strategies. In support of these concerns, the letter included several pieces of analysis that we believe are unbiased, fact-based, thorough, and conclusive.

When a significant and longstanding shareholder provides a compelling analysis that indicates issues of concern to all shareholders, we believe the Board should be concerned enough to investigate the issues further. As such, we were disappointed to receive only a terse and dismissive reply letter from Stewart MacDonald (dated July 24, 2007). We were further distressed to learn of Mac-Gray's acquisition of Hof Service Company, which appears to be yet another questionable financial deal for Mac-Gray shareholders.

We believe the interests of all shareholders need to be given appropriate consideration. Stewart MacDonald's interests may not align perfectly with those of all shareholders. Therefore, we request that the independent members of the Board carefully consider the following questions.

  For at least the past seven years, Mac-Gray's adjusted earnings per share (EPS) have stagnated in the $0.30 range and its return on invested capital (ROIC) and return on equity (ROE) have been below 10% (see Exhibit 1 in our July 9 letter). Are these results acceptable?

  The run-rate ROIC for the two WEB acquisitions was approximately 7.5% (see Exhibit 2 in our July 9 letter), and the WEB operations have experienced little or no organic growth since they were acquired. Is this an acceptable rate of return for low-growth acquisitions?

  Mac-Gray's focus on revenue and EBITDA growth has created very little value for shareholders (very clearly demonstrated in Tables 1 and 2 in our July 9 letter). Given that this "growth" strategy appears to have failed to increase shareholder value in the past, is it reasonable to expect it to do so in the future?

  In our July 9 letter, we outlined a capital allocation and dividend policy that could result in a share price in excess of $20, and which would provide a meaningful, ongoing cash return to shareholders (see Exhibit 3 in our July 9 letter). Should the company consider alternate strategies such as the one we suggested?

  Despite the less-than-satisfactory results outlined in the first three questions, management has continued to earn significant performance-related bonuses. Now that we have brought to your attention the shortcomings of Mac-Gray's focus on revenue and EBITDA growth, should the compensation committee implement new criteria for incentive compensation?

These are questions we would be asking if we were on the Board. Please let us reiterate that we are long-term owners with a single objective: the maximization of value for all shareholders. We believe a strong and independent Board that shares this objective would choose to take a position on these questions.

We would welcome a response to our concerns or an opportunity to discuss them further. If selective disclosure poses a problem, a response could be made available to all shareholders.

Thank you very much for your time and consideration.

Very sincerely,

Scott W. Clark Andrew F. Mathieson